Form 4
Exhibit 99.1 Schedule A
Reporting Person Everest Hill Group Inc.
CIK 0001449359
Issuer AdaptHealth Corp. AHCO
Transactions 01 November 2022

Securities are all Common Stock.
Transaction Dates are all as indicated below.
Code for all transactions is S.
Disposition categorization for all transactions is D.
Prices for all transaction are as indicated below.
Beneficial ownership following each transaction is as indicated below. All shares are indirectly owned by Reporting Person (See Form 4 Remarks).

Date		Shares		Price		Ownership Post Transaction
11/1/2022	35,521		$23.000			14,039,918
11/1/2022	617		$23.010			14,039,301
11/1/2022	827		$23.020			14,038,474
11/1/2022	507		$23.030			14,037,967
11/1/2022	100		$23.035			14,037,867
11/1/2022	3,765		$23.040			14,034,102
11/1/2022	2,131		$23.050			14,031,971
11/1/2022	401		$23.100			14,031,570
11/1/2022	2,120		$23.110			14,029,450
11/1/2022	10		$23.120			14,029,440